SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO RECORDED IN THE FOURTH QUARTER ITS HIGHEST GROWTH OF REVENUES AND EBITDA IN THE YEAR, RESULTING IN A RECORD PROFIT IN ITS HISTORY. IN THE YEAR-TO-DATE, THE PROFIT INCREASED BY 116% AND AMOUNTED TO R$1.9 BILLION.

February 24, 2011 – VIVO Participações S.A. announces today its consolidated results for the fourth quarter 2010 (4Q10) and for the year 2010. The Company’s operating and financial information is presented in Brazilian Reais and in IFRS, in accordance with Brazilian Corporate Law, and the comparable figures refer to the fourth quarter 2009 (4Q09), except as otherwise mentioned.

HIGHLIGHTS FOR THE PERIOD

  Vivo’s customer base totaled 60,293 thousand accesses (16.5% annual growth), with 8,548 thousand new accesses in the year (33.3% in the postpaid segment);
  Vivo’s postpaid customer base recorded annual growth of 29.1%;
  Postpaid Market share of 35.24% (annual increase of 3 p.p.);
  Market Share of 29.7%, flat in the yoy comparison;

  Annual growth of 12.5% in the Net Service Revenue in 4Q10 (ARPU increased for the third consecutive quarter). Increase in 2010 recorded 9.9%;
  Accelerated annual growth in outgoing voice, recording 12.3% in 4Q10;
  Annual growth of 48.0% in Data and VAS Revenue (which accounts for 20.7% of the net service revenue). Mobile internet revenue grew 65.4%;

  EBITDA Margin of 34.5% in the quarter (+3.1 p.p. yoy) and 32.2% in the year-to-date (+0.8 p.p. yoy);
  EBITDA increased by 20.9% over 4Q09. Increase of 11.6% in 2010;

  Net profit of R$ 864.2 million in 4Q10, and of R$ 1,893.8 in the year-to-date, with growth of 115.7% over 2009;
  Proposed dividends of R$ 2,290.8 million, representing 127% of the 2010 Net Profit (excluding legal reserve);
  Cash generation after investmentsrecorded R$ 2,898.7 million in the quarter (63.7% higher than in 2009);
  Net debt in 4Q10 in the amount of R$ 1,743.5 million (54.4% lower than in 4Q09).

Increased leadership in the postpaid segment.

Enhanced growth in service revenue

Increase in profitability in EBITDA

Record Profit Increase and sustainable value Generation to shareholders

HIGHLIGHTS
						Consolidated
	Consolidated	Consolidated		Consolidated		Accumulated
R$ million	4 Q 10	3 Q 10	Δ%	4 Q 09	Δ%	2010	2009	Δ%
Net operating revenue	4,863.0	4,608.1	5.5%	4,415.2	10.1%	18,105.9	16,637.1	8.8%
Net service revenues	4,566.9	4,307.6	6.0%	4,059.6	12.5%	16,933.8	15,415.2	9.9%
Net handset revenues	296.1	300.5	-1.5%	355.6	-16.7%	1,172.1	1,221.9	-4.1%
Total operating costs	(3,185.3)	(3,070.3)	3.7%	(3,027.8)	5.2%	(12,274.1)	(11,412.7)	7.5%
EBITDA	1,677.7	1,537.8	9.1%	1,387.4	20.9%	5,831.8	5,224.4	11.6%
EBITDA Margin (%)	34.5%	33.4%	1.1 p.p.	31.4%	3.1 p.p.	32.2%	31.4%	0.8 p.p.
Depreciation and amortization	(513.8)	(556.1)	-7.6%	(831.0)	-38.2%	(2,781.4)	(3,228.8)	-13.9%
EBIT	1,163.9	981.7	18.6%	556.4	109.2%	3,050.4	1,995.6	52.9%
Net income	864.2	601.8	43.6%	203.3	325.1%	1,893.8	878.1	115.7%
Capex	996.0	675.2	47.5%	670.7	48.5%	2,489.1	2,329.5	6.9%
Capex over net revenues	20.5%	14.7%	5.8 p.p.	15.2%	5.3 p.p.	13.7%	14.0%	-0.3 p.p.
Accesses (thousand)	60,293	57,714	4.5%	51,744	16.5%	60,293	51,744	16.5%
Net additions (thousand)	2,578	1,737	48.4%	2,897	-11.0%	8,548	6,799	25.7%

Basis for presentation of results
Figures disclosed are subject to differences, due to rounding-up procedures. Information for 2009 was prepared on a consolidated basis and, as a consequence of the effects of the adoption of all the CPC pronouncements/IFRS rules, whenever applicable, some figures disclosed in 4Q09 and 2009 year-to-date were reclassified in order to allow comparison between the periods.

OPERATING HIGHLIGHTS

CONSOLIDATED OPERATING PERFORMANCE - VIVO
	3 Q 10	2 Q 10	Δ%	3 Q 09	Δ%	2010	2009	Δ%
Total number of accesses (thousand)	60,293	57,714	4.5%	51,744	16.5%	60,293	51,744	16.5%
Postpaid	12,634	12,072	4.7%	9,784	29.1%	12,634	9,784	29.1%
Prepaid	47,659	45,642	4.4%	41,960	13.6%	47,659	41,960	13.6%
Market Share (*)	29.71%	30.14%	-0.43 p.p.	29.75%	-0.04 p.p.	29.71%	29.75%	-0.04 p.p.
Postpaid Market Share	35.24%	35.31%	-0.07 p.p.	32.23%	3.01 p.p.	35.24%	32.23%	3.01 p.p.
Net additions (thousand)	2,578	1,737	48.4%	2,897	-11.0%	8,548	6,799	25.7%
Market Share of net additions (*)	22.5%	27.4%	-4.9 p.p.	37.0%	-14.5 p.p.	29.5%	29.2%	0.3 p.p.
Market penetration	104.6%	99.0%	5.6 p.p.	90.5%	14.1 p.p.	104.6%	90.5%	14.1 p.p.
SAC (R$)	56	62	-9.7%	62	-9.7%	64	79	-19.0%
Monthly Churn	2.7%	2.9%	-0.2 p.p.	2.5%	0.2 p.p.	2.7%	2.5%	0.2 p.p.
ARPU (in R$/month)	25.9	25.2	2.8%	27.1	-4.4%	25.2	27.2	-7.4%
ARPU Inbound	9.4	9.3	1.1%	11.1	-15.3%	9.5	11.1	-14.4%
ARPU Outgoing	16.5	15.9	3.8%	16.0	3.1%	15.7	16.0	-1.9%
Total MOU (minutes)	118	115	2.6%	119	-0.8%	116	92	26.1%
MOU Inbound	24	25	-4.0%	27	-11.1%	25	28	-10.7%
MOU Outgoing	94	90	4.4%	92	2.2%	91	64	42.2%
Employees	13,419	13,296	0.9%	10,598	26.6%	13,419	10,598	26.6%

(*) source: Anatel

  Vivo recorded an increase of 16.5% in the total number of accesses in comparison to 4Q09 and ended the quarter with 60,293 thousand accesses.
  Thus, the market share of 29.7% remained almost stable in relation to last year. The market share of net additions recorded 29.5% in the year-to-date.
  The total net additions of 2,578 thousand accesses in 4Q10 is lower than in 4Q09, due to the enhanced commercial focus on the postpaid segment. In the year-to-date, the net additions totaled 8,548 accesses, representing an annual increase of 25.7%. Out of the net additions, 33.3% were in the postpaid segment in 2010 vs. 18% in 2009.
  The postpaid market share of Vivo recorded 35.24% (+3 p.p. yoy), and the share of net additions in the postpaid segment in the year-to-date was 51.9%. This result is due to the sales of the Vivo Você and Vivo Família plans, and to the increasing sales of access to 3G internet using smartphones and modems.
  Thus, the annual growth of the postpaid customer base was 29.1%, more than twice the growth in the prepaid segment, which was of 13.6%
  In the segment of modems and Machine-to-Machine (M2M) accesses Vivo’s market share, according to Anatel’s data, was 40.1%, with a share of net additions of 72% in the year, mainly due to the strong performance in net additions of customers with modems.
  Such performance is explained by Vivo’s competitive advantage, represented by the strength of Vivo brand, differentiated quality, leadership in coverage and quality of the 3G network, the largest number of own stores in Brazil and a portfolio of customized data and voice plans and promotions for each segment.

Competitive advantage and successful commercial strategy produced growth in the customer base and improvement in the mix.

Increasing sale of 3G internet accesses and adoption of the “Vivo Você” and “Vivo Família” plans.

SAC recorded its lowest historic level.
  SAC of R$ 56 in 4Q10 recorded its lowest level in the Company’s history and is 9.7% lower than in 4Q09 and in 3Q10. The improvement in this indicator reflects the reduction in the average subsidy and commission per addition, due to the higher proportion of gross additions without acquisition of handsets, to the segmented acquisition of customers and to the increased efficiency of the distribution channels.

  Churn of 2.7% in the quarter is 0.2 percentage points lower in the comparison with 3Q10. Vivo keeps this indicator under control, promoting higher satisfaction in its customer base upon providing them with high quality services.

ARPU records increase for the third consecutive quarter.
  The ARPU of R$ 25.9 in the quarter is 2.8% higher than in 3Q10, representing the third consecutive quarter with a sequential increase in this indicator. Such performance is due to the higher activity in the customer base, with increased consumption of voice and data services. In the year-to-year comparison, the ARPU recorded a reduction of 4.4% arising out of the dilution effect caused mainly by the presence of multiple SIM Cards on the market.

  The Outgoing ARPU in 4Q10 recorded an increase of 3.8% in relation to 3Q10, due to the out of increased sales of voice minutes and data usage. In the year-to-year comparison, the consumption of services increased by 3.1%, reverting the annual drop recorded in previous quarters, being stimulated, mainly, by the data ARPU, which recorded an annual growth of 26% in 4Q10.

  The Incoming ARPU, on its turn, increased by 1.1% over 3Q10. In the comparison with 4Q09, it maintained the same decreasing trend, with a reduction of 15.3%, mainly because of the “community effect” and of the stimulation of the on net traffic.

Campaigns to stimulate usage and the growth in the customer base increased outgoing traffic in the postpaid segment.
  Worthy of mention is the data ARPU growth, which increased by 26% in relation to 4Q09, mainly due to the adhesion to the “Vivo Internet Brasil” plans, stimulated by the high demand of modems and smartphones and increase in 3G coverage.

  The Blended MOUof 118 minutesin 4Q10 increased by 2.6% in relation to 3Q10 and recorded a slight decrease of 0.8% in relation to 4Q09, even in face of more restrictive commercial offers in this quarter and of the dilution caused by the increase in prepaid customers with naked SIM cards. The increase in the Outgoing MOU in the comparison with the last quarter was 4.4%. In the comparison with last year the outgoing MOU grew 2.2%.

  In this aspect, the total traffic grew 17.1% in 4Q10 when compared to 4Q09 and 6.7% in relation to 3Q10, with increases of 39.1% and 6.3%, respectively, of the outgoing traffic in the postpaid segment, as a result of the increase in the customer base in this segment, among other factors.

OPERATING REVENUE

NET OPERATING REVENUES - VIVO
						Consolidated
	Consolidated	Consolidated		Consolidated		Accumulated
R$ million	4 Q 10	3 Q 10	Δ%	4 Q 09	Δ%	2010	2009	Δ%
Access and Usage	1,949.0	1,889.2	3.2%	1,734.8	12.3%	7,347.1	6,975.3	5.3%
Network usage	1,589.0	1,537.0	3.4%	1,608.9	-1.2%	6,121.6	6,121.8	0.0%
Data Revenues plus VAS	947.5	842.7	12.4%	640.3	48.0%	3,279.2	2,082.1	57.5%
SMS + MMS	325.3	285.6	13.9%	230.1	41.4%	1,110.9	819.1	35.6%
Internet Revenues	504.1	457.0	10.3%	304.7	65.4%	1,752.5	901.0	94.5%
Other Data Revenues plus VAS	118.1	100.1	18.0%	105.5	11.9%	415.8	362.0	14.9%
Other services	81.4	38.7	110.3%	75.6	7.7%	185.9	236.0	-21.2%
Net service revenues	4,566.9	4,307.6	6.0%	4,059.6	12.5%	16,933.8	15,415.2	9.9%
Net handset revenues	296.1	300.5	-1.5%	355.6	-16.7%	1,172.1	1,221.9	-4.1%
Net Revenues	4,863.0	4,608.1	5.5%	4,415.2	10.1%	18,105.9	16,637.1	8.8%

Quality of the customer base ensures sustainable revenue growth.

The net service revenue recorded a growth of 12.5% over 4Q09, the highest annual rate recorded in 2010 (see chart below). Such variation was due, mainly, to the growth in voice service revenue and maintenance of a high growth in data and VAS revenue, stimulated by the increase in the customer base, higher activity in terms of consumption of minutes and, especially, increased adhesion to internet plans. Thus, the net service revenue in the quarter grew 6.0% in relation to the previous quarter.

Access and usage revenue grew 12.3% in relation to 4Q09 and 3.2% in relation to 3Q10, confirming the trend of annual increase recorded in previous quarters. This was due to the increase in the customer base, improvement in the customer mix and increased activity in the prepaid segment, shown by the increase in recharges volume and, consequently, increase in voice service and SMS consumption.

Due to the seasonality and to the growth in the incoming traffic mobile-mobile off-net, the network usage (interconnection) revenues grew 3.4% over last quarter. In the year-to-year comparison, they recorded a drop of 1.2%, reducing dependence on interconnection revenue, especially when considering the growth of the other lines of revenue, especially data.

Data and VAS (Value Added Services) revenues grew 48.0% and 12.4% over 4Q09 and 3Q10, respectively, representing, in 4Q10, 20.7% of the Net Service Revenue. The main driver continues to be the significant increase in the number of customers with 3G plans (+87.3% year-to-year) as a result of Vivo’s leadership in network coverage and quality.

Mobile Internet revenue grew 65.4% over 4Q09 and 10.3% over 3Q10, accounting for 53.2% of the data revenue in 4Q10, as a result of the usage incentive through smartphones and modems. The SMS + MMS revenue grew 41.4% when compared to 4Q09, keeping the growth recorded in previous quarters.

Annual growth of 48% in data revenues and of 65% in revenues from mobile internet services.

OPERATING COSTS

OPERATING COSTS - VIVO
						Consolidated
	Consolidated	Consolidated		Consolidated		Accumulated
R$ million	4 Q 10	3 Q 10	Δ%	4 Q 09	Δ%	2010	2009	Δ%
Personnel	(383.8)	(281.4)	36.4%	(236.5)	62.3%	(1,175.1)	(867.0)	35.5%
Cost of services rendered	(1,339.6)	(1,328.1)	0.9%	(1,282.5)	4.5%	(5,288.5)	(4,644.9)	13.9%
Leased lines	(89.6)	(90.7)	-1.2%	(80.7)	11.0%	(349.1)	(313.1)	11.5%
Interconnection	(649.8)	(649.2)	0.1%	(699.9)	-7.2%	(2,621.7)	(2,389.0)	9.7%
Rent/Insurance/Condominium fees	(104.3)	(97.0)	7.5%	(79.8)	30.7%	(389.6)	(342.6)	13.7%
Fistel and other taxes and contributions	(301.3)	(280.6)	7.4%	(286.5)	5.2%	(1,151.6)	(986.2)	16.8%
Third-party services	(185.6)	(191.8)	-3.2%	(134.6)	37.9%	(728.4)	(580.0)	25.6%
Others	(9.0)	(18.8)	-52.1%	(1.0)	800.0%	(48.1)	(34.0)	41.5%
Cost of goods sold	(390.6)	(431.5)	-9.5%	(489.2)	-20.2%	(1,649.3)	(2,001.8)	-17.6%
Selling expenses	(934.2)	(907.6)	2.9%	(894.3)	4.5%	(3,663.8)	(3,431.1)	6.8%
Provision for bad debt	(54.9)	(36.0)	52.5%	(40.2)	36.6%	(169.6)	(213.2)	-20.5%
Third-party services	(772.5)	(749.7)	3.0%	(704.8)	9.6%	(2,975.5)	(2,600.2)	14.4%
Customer loyalty and donations	(55.1)	(73.3)	-24.8%	(98.0)	-43.8%	(322.2)	(412.9)	-22.0%
Others	(51.7)	(48.6)	6.4%	(51.3)	0.8%	(196.5)	(204.8)	-4.1%
General & administrative expenses	(174.6)	(165.3)	5.6%	(149.7)	16.6%	(638.9)	(568.6)	12.4%
Third-party services	(132.0)	(132.2)	-0.2%	(116.2)	13.6%	(501.3)	(449.9)	11.4%
Others	(42.6)	(33.1)	28.7%	(33.5)	27.2%	(137.6)	(118.7)	15.9%
Other operating revenue (expenses), net	37.5	43.6	-14.0%	24.4	53.7%	141.5	100.7	40.5%
Operating revenue	86.2	86.9	-0.8%	77.4	11.4%	347.6	285.9	21.6%
Operating expenses	(68.8)	(50.3)	36.8%	(53.1)	29.6%	(239.2)	(215.5)	11.0%
Other operating revenue (expenses)	20.1	7.0	187.1%	0.1	n.a.	33.1	30.3	9.2%
Total costs before depreciation / amortization	(3,185.3)	(3,070.3)	3.7%	(3,027.8)	5.2%	(12,274.1)	(11,412.7)	7.5%
Depreciation and amortization	(513.8)	(556.1)	-7.6%	(831.0)	-38.2%	(2,781.4)	(3,228.8)	-13.9%
Total operating costs	(3,699.1)	(3,626.4)	2.0%	(3,858.8)	-4.1%	(15,055.5)	(14,641.5)	2.8%

Structural costs under control contributes to maintain profitable growth.

The total operating costs, excluding depreciation and amortization expenses, amounted for R$3,185.3 million in 4Q10, recording an increase of 5.2% in the comparison with 4Q09. Such growth is due to the increase in personnel expenses, higher commercial activity in the period, increase of 16.5% in the number of accesses, as well as increase in variable expenses related to the higher service revenue. When compared to 3Q10, the operating costs recorded an increase of 3.7%.

The personnel expenses in 4Q10 increased by 62.3% and 36.4% in the comparison to 4Q09 and 3Q10, respectively. Such increase arises out of the completion, in June 2010, of the incorporation of professionals who provide assistance in our own stores (around 5.2 thousand employees), started on September 2009, which has produced an improvement in some operating indicators, especially in productivity increase, turnover reduction and improvement in the customer service quality level. The incorporation resulted in reduction with third-party commercial expenses. In addition, there was an increase due to the collective agreement (base: November) and to the non-recurrent expenses related to restructuring, in the amount of R$66 million.

The cost of services rendered in 4Q10 was 4.5% higher than 4Q09, as a result of the increase in the customer base and in its activity. There was an annual growth of 37.9% in expenses with third-party services, especially for network maintenance, and increase of 30.7% in expenses with rental, insurance and condominium fees related mainly to the expansion of the 3G coverage. Worthy of mention is the annual reduction of 7.2% in interconnection expenses due to increased rationality of the offers in the period. When compared to 3Q10 there was a slight growth of 0.9% in the cost of services rendered, due to the increase in Fistel Fee and other taxes.

The cost of goods sold in 4Q10 recorded reductions of 20.2% and 9.5% in the comparison with 4Q09 and 3Q10, respectively, due to the increase in sales of naked SIM Cards and to a more restrictive policy for granting subsidies that links the expense to the expected usage profile of each customer.

In the 4Q10, the selling expenses increased by 4.5% in relation to 4Q09. The sales activity in the quarter increased the expenses with third-party services, especially advertising and commissions, this last one due to the growth in accesses of postpaid and data. The reduction in expenses with third-party services in the own stores were partially compensated this growth. In the comparison with 3Q10, the increase of 2.9% is due to the increase in publicity and advertising because of seasonality, offset by lower expenses with commissions due to to the adequacy of the commissions cost to the expected profitability of the customer.

Reduction in expenses with commissions in relation to 3Q10.

The Provision for Doubtful Accounts (PDD) in 4Q10 came to R$ 54.9 million, corresponding to 0.80% of the total gross revenue. This result increased 0.15 p.p. in relation to 4Q09 (0.65%), once this period is impacted by extraordinary recoveries related to big corporate customers. Total default in 2010 was R$ 169.6 million (20.5% lower than in 2009) or 0.66% on the gross revenue (0.26 p.p. lower than in 2009). This result was possible due to the continuous improvement of the credit granting model and strict control over collection actions in all segments of customers in previous periods, with impact, mainly, over the most recent recovery level.

The general and administrative expenses grew by 16.6% in 4Q10 in relation to 4Q09 due to the increase in expenses with third-party services, especially collecting expenses due to a larger post-paid customer base and volume of recharges. In relation to the previous quarter, there was an increase of 5.6%, explained, mainly, by the increased costs with materials, donations and other expenses.

Net Other Operating Revenues/Expenses, recorded revenues of R$ 37.5 million. The comparison with 4Q09 shows an increase in the revenue arising out of fines, reversal of the net provision for retirement of property, plant & equipment and other revenues. In relation to 3Q10, it recorded a decrease of 14.0% in the revenue. Such variation arises out of the increase in expenses with taxes, charges and contributions and of the reduction in the revenue from the reversal of the net provision for retirement of property, plant & equipment.

EBITDA

EBITDA records increase of 20.9% YoY and margin reaches 34.5%

The EBITDA (earnings before interests, taxes, depreciation and amortization) in 4Q10 was R$ 1,677.7 million, an increase of 20.9% in relation to 4Q09, with an EBITDA Margin of 34.5% (+3.2 p.p. yoy). When compared to 3Q10, the EBITDA recorded an increase of 9.1%. The result in 4Q10 reflects the continued growth in the service revenue, especially data and voice revenue, combined with an efficient control of subsidy, sales commissions and interconnection costs and continuous improvement of processes.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses decreased by 38.2% in the comparison with 4Q09, due to the end, in June 2010, of the depreciation of the CDMA equipment. In relation to the previous quarter, there was a reduction of 7.6%, due to the concentration of the new investments in the last months of the year, whose depreciation will start being applied in 2011.

FINANCIAL RESULT

FINANCIAL REVENUES (EXPENSES) - VIVO
						Consolidated
	Consolidated	Consolidated		Consolidated		Accumulated
R$ million	4 Q 10	3 Q 10	Δ%	4 Q 09	Δ%	2010	2009	Δ%
Financial Revenues	36.5	67.0	-45.5%	20.1	81.6%	252.6	199.8	26.4%
Income from Financial Transactions	51.8	39.9	29.8%	23.7	118.6%	137.1	170.0	-19.4%
Other financial revenues	21.6	27.1	-20.3%	19.8	9.1%	154.0	72.3	113.0%
(-) Pis and Cofins taxes	(36.9)	0.0	n.a.	(23.4)	57.7%	(38.5)	(42.5)	-9.4%
Financial Expenses	(146.8)	(130.5)	12.5%	(162.5)	-9.7%	(585.8)	(726.9)	-19.4%
Financial Expenses	(134.1)	(129.8)	3.3%	(145.4)	-7.8%	(554.7)	(741.7)	-25.2%
Monetary and exchange variations	(8.8)	(0.9)	877.8%	(16.0)	-45.0%	(30.1)	30.7	n.a.
Effects "Lei 11.638/07"	(3.9)	0.2	n.a.	(1.1)	254.5%	(1.0)	(15.9)	-93.7%
Net Financial Income	(110.3)	(63.5)	73.7%	(142.4)	-22.5%	(333.2)	(527.1)	-36.8%

Decrease of 22.5% in net financial expenses in comparison with 4Q09.	Vivo’s net financial expenses in 4Q10 decreased by R$ 32.1 million in the comparison with 4Q09. This decrease is mainly due to a lower debt level and lower debt service cost. The factors which mostly contributed to such decrease were the payment of the 3G licenses to Anatel (fully settled in Oct/09) and the breakdown of the debt, which is supported, basically, on structured transactions with development banks. Additionally, we recorded an increase in the financial revenue in 4Q10, due to the higher average volume of cash invested.

Vivo’s net financial expenses increased by R$ 46.8 million in the comparison of 4Q10 over 3Q10. This increase is mainly due to the expenses with PIS/COFINS on financial revenues, arising out of the allocation of the JSCP (Interest on the Own Capital) of Vivo S.A. and Vivo Part, the higher expenses with adjustments of tax contingencies and the adjustment to present value of the ICMS tax payable, accounts payable and accounts receivable.

NET PROFIT

Net Profit of R$ 864.2 million in 4Q10.

The consolidated Net Profit of R$ 864.2 million in 4Q10 is four times higher (325.1%) in comparison with 4Q09 and 43.6% higher in relation to 3Q10, reflecting better operational performance, lower depreciation expenses and better financial result. In the year-to-date, the amount of R$ 1,893.8 million, a historic record, represents a growth of 115.7%. The positive results recorded in the last quarters evidence the consistent management of all the factors making up the result.

Evolution of the Net Profit

The Company’s Management proposed the payment of a dividend of R$ 5.732990078 per share, under equal conditions for common and preferred shares, in the total net amount of R$ 2,290,846,090.02.
Such dividends, declared based on the 2010 closing balance sheet to the holders of common and preferred shares, include interest on the own capital, pursuant to article 9 of Law 9249/95, in the amount of R$ 220,000,000.00, with 15% income tax with held at source, resulting in net interest of R$ 187,000,000.00, approved at a meeting of the Board of Directors held on December 17, 2010 and dividends in the amount of R$ 2,103,846,090.02. The proposal for payment of dividends shall be submitted to the General Shareholders Meeting in 2011, for approval.
The payment of the amounts of JCSP and Dividends that were approved and not yet paid shall be effected until December 21, 2011.
Since its creation, in 2003, the Company has been investing to be the best mobile operator in the Brazilian market and has been achieving positive results in the last three years. Thus, the Company proposed to distribute all of the 2010 net profit and its expansion reserves resulting in a payout of a hundred and twenty-seven percent over the 2010 net profit less legal reserves.

Dividends and Interest on the Own Capital.

INDEBTEDNESS
LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen	Total
Structured Operations(1)	672.2	1,142.0	1.5	614.8	-	2,430.5
Debentures	1,446.5	-	-	-	-	1,446.5
Resolution 2770(***)	-	-	-	-	29.6	29.6
Others	-	-	-	0.2	-	0.2
Adjust "Law 11.638/07"	3.7	-	-	6.6	-	10.3
Issue Costs	(3.2)	-	-	-	-	(3.2)
Total	2,119.2	1,142.0	1.5	621.6	29.6	3,913.9
Exchange rate used	1.000000	1.974080	0.032718	1.666200	0.020500
Payment Schedule
2011	336.8	322.0	1.5	25.7	29.6	715.6
As from 2011	1,782.4	820.0	-	595.9	-	3,198.3
Total	2,119.2	1,142.0	1.5	621.6	29.6	3,913.9

NET DEBT - VIVO
	Consolidated
	Dec 31, 10	Sep 30, 10	Dec 31, 09
Short Term	715.6	811.1	954.7
Long Term	3,198.3	3,473.4	4,169.8
Total debt	3,913.9	4,284.5	5,124.5
Cash and cash equivalents	(2,196.6)	(1,889.0)	(1,309.9)
Derivatives	26.2	16.3	10.6
Net Debt	1,743.5	2,411.8	3,825.2

(1) - Structured operations along with development banks for investments: National Bank for Economic and Social Development (BNDES), Bank of the Northeast (BNB) and European Bank of Investments (BEI).
(*) BNDES long term interest rate unit
(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant, considered as US$ and its wholly-owned subsidiaries.
** Resolution that refers to funding in foreign currency effected by Banks outside Brazil and internally transferred to the Company in the same currency.
*** Law that deals with funding in foreign currency effected by the company with Banks outside Brazil.

82% of the debt is on long term.	The Company closed 4Q10 with a gross debt of R$ 3,913.9 million, of which 16.7% is denominated in foreign currency. The exchange exposure of the debt is 100% covered by hedge transactions. The net debt recorded R$1,743.5 million in December 2010.

In relation to 4Q09, the decrease of 54.4% in the net debt is due to the strong cash generation, that could support payment of CAPEX, dividends and JSCP in the year, besides lower debt service cost due to lower effective interest rate. In 4Q10, more than R$ 72.0 million of the credit facility with the BNDES referring to the Investment Support Program were drawn down. With the previous drawdown, of R$ 99.7 million, we came to a total of R$ 171.7 million of the credit facility of R$ 319.9 million. These funds are being used for the acquisition of national equipment intended for network capacity expansion projects.

In relation to 3Q10, Vivo’s net debt decreased by 27.7%, due to the consistent operating cash generation in the period.

Reduction of the net debt by 27.7% in the quarter.

INVESTMENTS (CAPEX)

CAPEX - VIVO
				Accumulated
R$ million (Consolidated)	4 Q 10	3 Q 10	4 Q 09	2010	2009

Network	731.0	467.7	403.7	1,677.7	1,493.3
Technology / Information System	122.0	90.1	114.6	361.0	346.7
Products and Services, Channels, Administrative and others	143.0	117.4	152.4	450.4	489.5
Total	996.0	675.2	670.7	2,489.1	2,329.5
% Net Revenues	20.5%	14.7%	15.2%	13.7%	14.0%

CAPEX of R$ 996.0 million represents 20.5% of the net revenue in 4Q10. In the constant search for offering the best quality services on the market, Vivo concentrates its investments in expanding the network capacity and improving quality as well as on information technology. In 2010, the total invested was R$ 2,489.1 million, in line with the guidance supplied in early 2010.

Vivo’s Board of Directors approved a total Capital Budget of R$ 3,482 million for 2011. Such amount contemplates expenditures with frequencies acquired at the Anatel’s Auction held in last December 2010. The licenses value was estimated at R$782 million, although the actual amount to be paid and the terms will comply with the rules established in the bidding documents.

The Capital Budget proposal will be submitted to the 2011 General Shareholders’ Meeting, for approval.

Vivo Internet Brazil plan expands its 3G coverage and reaches 1,206 municipalities

Capital Budget Proposal for 2011 of R$ 3,482 million

CASH FLOW

INDIRECT CASH FLOW STATEMENT (CONSOLIDATED)
			Variation R$		Variation R$	Accumulated		Variation R$
(In millions of Brazilian reais)	4Q10	3Q10	4Q10X3Q10	4Q09	4Q10X4Q09	2010	2009	2010X2009
Cash generation provided by operating activities	1,459.9	1,372.3	87.6	1,139.4	320.5	4,461.4	4,041.5	419.9
Cash applied by investing activities	(443.3)	(392.9)	(50.4)	(452.0)	8.7	(1,562.7)	(2,270.8)	708.1
Cash flow after investing activities	1,016.6	979.4	37.2	687.4	329.2	2,898.7	1,770.7	1,128.0
Cash applied by financing activities	(710.4)	(300.9)	(409.5)	(286.2)	(424.2)	(2,016.5)	(2,695.0)	678.5
Cash flow after financing activities	306.2	678.5	(372.3)	401.2	(95.0)	882.2	(924.3)	1,806.5
Cash and Equivalents at the beginning	1,834.6	1,156.1	678.5	857.4	977.2	1,258.6	2,182.9	(924.3)
Cash and Equivalents at the end	2,140.8	1,834.6	306.2	1,258.6	882.2	2,140.8	1,258.6	882.2

Operating cash generation of R$ 1,459.9 million in 4Q10.	In the comparison with 4Q09, an increase of R$ 329.2 million was recorded in the cash flow generated after investment activities due to the increase of R$ 320.5 million in operating cash generation, which resulted, mainly, from the higher volume of operating cash generated in the period.

In relation to 3Q10, cash after investments increased R$ 37.2 million. Despite the significant increase in cash generation, there was more cash consumption due to the higher volume of investments made in the period.

The cash flow after financing activities decreased by R$ 95 million due to the settlement of debts payable in the period, allied to higher payment of interest on own capital and dividends. In the quarter-to-quarter comparison, the cash flow after financing activities decreased by R$ 372.3 million due, mainly, to the higher consumption of cash for settlement of debts payable in the period, in addition to the payment of interest on the own capital and dividends.

The figures mentioned here are parts of the “Statement of Indirect Cash Flow” presented on page 17.
CAPITAL MARKET

At September 27, 2010, a relevant fact was disclosed by Telefónica, informing that on that date it acquired 50% of the shares in Brasilcel N.V. previously held by Portugal Telecom, effecting a first payment of 4.5 billion Euros in September 2010 and another payment of 1.0 billion Euros in December 2010. The remaining balance for completing the 7.5 billion Euros shall be paid on October 31, 2011. Portugal Telecom may request this last payment to be advanced to July 29, 2011. In this case, the price of the last installment shall be reduced by approximately 25 million Euros. Consequently, Telefónica became the controlling shareholder of Vivo Participações. At December 21, 2010 Brasilcel N.V. was incorporated by Telefónica S.A. and the documents referring to this operation were received by Vivo in Brazil for register at January 26, 2011.

Closing of Telefónica’s tender offer for the 50% stake held by PT in Brasilcel.

Simplified shareholding structure after the acquisition by Telefónica. (excluding treasury shares).

Telefônica confirmed in the same relevant fact of September 27 that it would launch a public offering of shares (“OPA”) for acquisition of the voting shares of Vivo Participações for the price equivalent to eighty percent (80%) of the price paid by Telefónica to Portugal Telecom per voting common share of Vivo Participações. At February 11, 2011 CVM registered the OPA under registration number CVM/SER/OPA/ALI/2011/002. The complete call notice for tender was published on February 16, 2011 at Valor Econômico newspaper and is also available on Company’s website www.vivo.com.br/ir with all the information about the current offer.

CAPITAL STOCK OF VIVO PARTICIPAÇÕES S.A. on December 31, 2010
Shareholders	Common Shares		Preferred Shares		TOTAL
Telefónica S.A.	52,731,031	38.4%	91,087,513	34.6%	143,818,544	35.9%
Portelcom Participações S.A.	52,116,302	38.0%	24,669,191	9.4%	76,785,493	19.2%
TBS Celular Participações LTDA	17,204,638	12.5%	291,449	0.1%	17,496,087	4.4%
Controlling Shareholder Group	122,051,971	88.9%	116,048,153	44.1%	238,100,124	59.4%
Treasury shares	0	0.0%	1,123,725	0.4%	1,123,725	0.3%
Others shareholders	15,217,217	11.1%	146,272,761	55.5%	161,489,978	40.3%
TOTAL	137,269,188	100.0%	263,444,639	100.0%	400,713,827	100.0%

Stock market performance.	The São Paulo Stock Exchange Index (Ibovespa) closed 4Q10 with 69,305 points, accumulating gains of 1.05% in the year. Vivo’s shares were traded in 100% of the trading sessions in the quarter, showing the liquidity of our shares. At December 31, the common shares were priced at R$ 109.00, the preferred shares at R$ 53.30, and the ADRs, traded at the NYSE, at US$ 32.59
At the year end, Vivo’s market value was R$ 29 billion.

The managements of Vivo Participações (Vivo) and of Telecomunicações de São Paulo S.A. – Telesp, communicated at December 27, 2010, in the form and for the purposes of CVM Instructions no. 319/99 and 358/02, that as of such date their respective boards of directors approved a corporate reorganization proposal concerning the merger of Vivo’s shares into Telesp’s, seeking the unification of the shareholding structure of both companies.

Additionally, the Corporate Reorganization has the purpose of simplifying the current organizational structure of the companies, both publicly held and having their shares listed in the BM&FBOVESPA, and with American Depositary Receipts (“ADRs”) traded in the United States of America, thus allowing their respective shareholders to hold shares in one sole company whose shares are listed in Brazilian and international stock exchanges, with more liquidity. Further, the Corporate Reorganization will rationalize the cost structure of the companies and help integrate businesses and generate synergies arising therefrom, having a positive impact on both companies.

The managements of the companies will follow the recommendations contained in CVM Orientation no. 35/08, seeking to contribute to the defense of their respective interests and to ensure that the transaction shall abide by commutative principles. Accordingly, special independent committees were organized both in Vivo and in Telesp for the purpose of negotiating the share exchange ratio and to voice their opinion with respect to the other conditions of the Corporate Reorganization as may be proposed, in order to subsequently submit their recommendations to the boards of directors of the companies.

In addition to a supplementary relevant fact containing more details with respect to the terms and conditions of the Corporate Reorganization which may be agreed to as set forth above, the respective call notices of the special shareholders’ meetings of the companies in which the contemplated Corporate Reorganization will be decided shall be timely published.

More details may be obtained from the website: www.vivo.com.br/ir.

At the auction for the sale of sub-bands of band H and unsold sub-bands, held by the Anatel on December 14 and 15, 2010, Vivo won 23 lots among those offered.
Thus, Vivo will increase its capacity to render services in the whole domestic territory and will start operating in the 900 Mhz to 1,800 Mhz frequencies on nationally basis.
The price offered for the 23 lots was R$ 1.02 billion, representing an average premium of 77% on the minimum price provided for in Bid Notice.
The amount to be paid and the usage terms shall abide by the rules set forth in the Bid Notice and imposed by the Anatel.
The final amount of the licenses will be reflected in the Capex for fiscal year 2011.

Corporate Reorganization involving Vivo and Telesp.

Purchase of incremental Spectrum at the auction of the Band H sub-bands

Subsequent event.	As informed in a notice to the debenture holders on January 14, 2011, the Board of Directors of the Company, at January 13, 2011, approved the full redemption of the debentures of the 1st series, 2nd issue of the Company, totaling 20,000 book-entry type, non-convertible, unsecured debentures, in the face value of R$10 thousand, totaling R$200 million, the conditions of which were approved at the meetings of the Board of Directors of the Company held on April 25, 2005 and on May 13, 2005, and the first renegotiation at March 30, 2009.

The debentures were redeemed at January 31, 2011 and cancelled.

CONSOLIDATED INCOME STATEMENTS - VIVO PARTICIPAÇÕES S.A.
						Accumulated
R$ million	4 Q 10	3 Q 10	Δ%	4 Q 09	Δ%	2010	2009	Δ%
Gross Revenues	6,869.1	6,535.1	5.1%	6,203.2	10.7%	25,716.8	23,067.8	11.5%
Gross service revenues	6,172.9	5,840.8	5.7%	5,390.5	14.5%	22,954.8	20,319.5	13.0%
Deductions – Taxes and others	(1,606.0)	(1,533.2)	4.7%	(1,330.9)	20.7%	(6,021.0)	(4,904.3)	22.8%
Gross handset revenues	696.2	694.3	0.3%	812.7	-14.3%	2,762.0	2,748.3	0.5%
Deductions – Taxes and others	(400.1)	(393.8)	1.6%	(457.1)	-12.5%	(1,589.9)	(1,526.4)	4.2%
Net Revenues	4,863.0	4,608.1	5.5%	4,415.2	10.1%	18,105.9	16,637.1	8.8%
Net service revenues	4,566.9	4,307.6	6.0%	4,059.6	12.5%	16,933.8	15,415.2	9.9%
Access and Usage	1,949.0	1,889.2	3.2%	1,734.8	12.3%	7,347.1	6,975.3	5.3%
Network usage	1,589.0	1,537.0	3.4%	1,608.9	-1.2%	6,121.6	6,121.8	0.0%
Data Revenues plus VAS	947.5	842.7	12.4%	640.3	48.0%	3,279.2	2,082.1	57.5%
SMS + MMS	325.3	285.6	13.9%	230.1	41.4%	1,110.9	819.1	35.6%
Internet Revenues	504.1	457.0	10.3%	304.7	65.4%	1,752.5	901.0	94.5%
Other Data Revenues plus VAS	118.1	100.1	18.0%	105.5	11.9%	415.8	362.0	14.9%
Other services	81.4	38.7	110.3%	75.6	7.7%	185.9	236.0	-21.2%
Net handset revenues	296.1	300.5	-1.5%	355.6	-16.7%	1,172.1	1,221.9	-4.1%
Operating Costs	(3,185.3)	(3,070.3)	3.7%	(3,027.8)	5.2%	(12,274.1)	(11,412.7)	7.5%
Personnel	(383.8)	(281.4)	36.4%	(236.5)	62.3%	(1,175.1)	(867.0)	35.5%
Cost of services rendered	(1,339.6)	(1,328.1)	0.9%	(1,282.5)	4.5%	(5,288.5)	(4,644.9)	13.9%
Leased lines	(89.6)	(90.7)	-1.2%	(80.7)	11.0%	(349.1)	(313.1)	11.5%
Interconnection	(649.8)	(649.2)	0.1%	(699.9)	-7.2%	(2,621.7)	(2,389.0)	9.7%
Rent/Insurance/Condominium fees	(104.3)	(97.0)	7.5%	(79.8)	30.7%	(389.6)	(342.6)	13.7%
Fistel and other taxes and contributions	(301.3)	(280.6)	7.4%	(286.5)	5.2%	(1,151.6)	(986.2)	16.8%
Third-party services	(185.6)	(191.8)	-3.2%	(134.6)	37.9%	(728.4)	(580.0)	25.6%
Others	(9.0)	(18.8)	-52.1%	(1.0)	800.0%	(48.1)	(34.0)	41.5%
Cost of handsets	(390.6)	(431.5)	-9.5%	(489.2)	-20.2%	(1,649.3)	(2,001.8)	-17.6%
Selling expenses	(934.2)	(907.6)	2.9%	(894.3)	4.5%	(3,663.8)	(3,431.1)	6.8%
Provisions to the reduction of recovery value of accounts receivable	(54.9)	(36.0)	52.5%	(40.2)	36.6%	(169.6)	(213.2)	-20.5%
Third-party services	(772.5)	(749.7)	3.0%	(704.8)	9.6%	(2,975.5)	(2,600.2)	14.4%
Costumer loyalty and donations	(55.1)	(73.3)	-24.8%	(98.0)	-43.8%	(322.2)	(412.9)	-22.0%
Others	(51.7)	(48.6)	6.4%	(51.3)	0.8%	(196.5)	(204.8)	-4.1%
General & administrative expenses	(174.6)	(165.3)	5.6%	(149.7)	16.6%	(638.9)	(568.6)	12.4%
Third-party services	(132.0)	(132.2)	-0.2%	(116.2)	13.6%	(501.3)	(449.9)	11.4%
Others	(42.6)	(33.1)	28.7%	(33.5)	27.2%	(137.6)	(118.7)	15.9%
Other operating revenue (expenses), net	37.5	43.6	-14.0%	24.4	53.7%	141.5	100.7	40.5%
Operating revenue	86.2	86.9	-0.8%	77.4	11.4%	347.6	285.9	21.6%
Operating expenses	(68.8)	(50.3)	36.8%	(53.1)	29.6%	(239.2)	(215.5)	11.0%
Other operating revenue (expenses)	20.1	7.0	n.a.	0.1	n.a.	33.1	30.3	9.2%
EBITDA	1,677.7	1,537.8	9.1%	1,387.4	20.9%	5,831.8	5,224.4	11.6%
Margin %	34.5%	33.4%	1.1 p.p.	31.4%	3.1 p.p.	32.2%	31.4%	0.8 p.p.
Depreciation and Amortization	(513.8)	(556.1)	-7.6%	(831.0)	-38.2%	(2,781.4)	(3,228.8)	-13.9%
EBIT	1,163.9	981.7	18.6%	556.4	109.2%	3,050.4	1,995.6	52.9%
Net Financial Income	(110.3)	(63.5)	73.7%	(142.4)	-22.5%	(333.2)	(527.1)	-36.8%
Financial Revenues	36.5	67.0	-45.5%	20.1	81.6%	252.6	199.8	26.4%
Income from Financial Transactions	51.8	39.9	29.8%	23.7	118.6%	137.1	170.0	-19.4%
Other financial revenues	21.6	27.1	-20.3%	19.8	9.1%	154.0	72.3	113.0%
(-) Pis and Cofins taxes	(36.9)	0.0	n.a.	(23.4)	57.7%	(38.5)	(42.5)	-9.4%
Financial Expenses	(146.8)	(130.5)	12.5%	(162.5)	-9.7%	(585.8)	(726.9)	-19.4%
Financial Expenses	(134.1)	(129.8)	3.3%	(145.4)	-7.8%	(554.7)	(741.7)	-25.2%
Monetary and exchange variations	(8.8)	(0.9)	877.8%	(16.0)	-45.0%	(30.1)	30.7	n.a.
Effects "Lei 11.638/07"	(3.9)	0.2	n.a.	(1.1)	254.5%	(1.0)	(15.9)	-93.7%
Taxes	(189.4)	(316.4)	-40.1%	(210.7)	-10.1%	(823.4)	(590.4)	39.5%
Net income before non-controlling shareholders	864.2	601.8	43.6%	203.3	325.1%	1,893.8	878.1	115.7%
Net Profit attributable to:
Controlling shareholders	864.2	601.8	43.6%	203.3	325.1%	1,893.8	850.7	122.6%
Non controlling shareholders	0.0	0.0	n.a.	0.0	n.a.	0.0	27.4	n.a.
Total Net Income	864.2	601.8	43.6%	203.3	325.1%	1,893.8	878.1	115.7%

CONSOLIDATED BALANCE SHEET - VIVO
R$ million
ASSETS	Dec 31. 10	Dec 31. 09	Δ%
Current Assets	6,808.3	5,963.8	14.2%
Cash and equivalents cash	2,140.8	1,258.6	70.1%
Net accounts receivable	2,821.4	2,546.8	10.8%
Inventory	287.9	423.6	-32.0%
Deferred and recoverable taxes	1,003.4	1,186.2	-15.4%
Deposits and blokages court	138.9	200.9	-30.9%
Derivatives transactions	0.0	14.7	-100.0%
Prepaid Expenses	182.9	162.0	12.9%
Other current assets	233.0	171.0	36.3%
Non- Current Assets	15,035.5	15,219.6	-1.2%
Long Term Assets:
Temporary cash investments (as collateral)	93.0	90.5	2.8%
Recoverable taxes	1,038.1	968.4	7.2%
Deferred taxes	1,789.7	2,122.4	-15.7%
Deposits and blokages court	1,001.1	609.0	64.4%
Derivatives transactions	108.1	137.1	-21.2%
Prepaid Expenses	17.3	23.4	-26.1%
Other long term assets	1.6	3.1	-48.4%
Plant, property and equipment	6,324.4	6,408.5	-1.3%
Net intangible assets	4,662.2	4,857.2	-4.0%
Total Assets	21,843.8	21,183.4	3.1%

LIABILITIES

Current Liabilities	6,883.5	6,451.5	6.7%
Personnel, tax and benefits	283.1	161.3	75.5%
Suppliers and Consignment	3,424.6	3,053.6	12.1%
Taxes, fees and contributions	1,005.6	953.4	5.5%
Loans and financing	482.5	688.4	-29.9%
Debentures	233.1	266.3	-12.5%
Interest on own capital and dividends	492.7	322.4	52.8%
Provision	120.1	134.2	-10.5%
Derivatives transactions	43.5	31.0	40.3%
Deferred Revenues	548.5	590.3	-7.1%
Other current liabilities	249.8	250.6	-0.3%
Non-Current Liabilities	4,820.0	5,388.8	-10.6%
Long Term Liabilities:
Taxes, fees and contributions	1,058.6	736.1	43.8%
Loans and financing	1,984.3	2,306.6	-14.0%
Debentures	1,214.0	1,863.2	-34.8%
Provision	410.4	315.9	29.9%
Derivatives transactions	90.8	131.4	-30.9%
Deferred Revenues	60.6	34.4	76.2%
Other long term liabilities	1.3	1.2	8.3%

Shareholder's Equity	10,140.3	9,343.1	8.5%
Total Liabilities and Shareholder's Equity	21,843.8	21,183.4	3.1%

INDIRECT CASH FLOW STATEMENT (CONSOLIDATED)
In million of R$
CASH FLOW GENERATED FROM OPERATING ACTIVITIES	4 Q 10	3 Q 10	4 Q 09	Accum 2010	Accum 2009
Net profit for the period	864.2	601.8	203.3	1,893.8	878.1
Adjustments for reconciliation of the net profit (loss) of the period with funds generated from operating activities
Depreciation and amortization	513.8	556.1	831.0	2,781.4	3,228.8
Losses in investment	-	-	-	-	2.0
Residual cost of written-off fixed assets	(3.6)	(13.6)	2.4	(19.4)	3.9
Right off and provision reversion to reduction in inventory recoverable amount, net	(5.1)	4.9	10.5	(14.2)	(3.6)
Reversals of provisions for disposal of assets	-	(0.1)	(39.0)	(3.1)	(41.7)
Provisions (reversals) for suppliers	146.5	3.6	6.5	124.5	(12.6)
Losses in forward and swap contracts	47.4	57.2	53.0	69.2	453.8
Provisions (reversals) for taxes and contributions	3.0	7.2	(17.5)	131.5	51.0
Provision (reversal) for post-employment benefit plans	(3.6)	(0.2)	1.5	(4.2)	3.3
Losses in loans, financing and debentures	(33.5)	(38.2)	(38.9)	(14.6)	(340.4)
Monetary variations	8.1	(1.8)	(23.4)	(10.3)	(12.9)
Interest on loans, financing and debentures	87.0	91.8	110.7	374.2	575.5
Provisions (reversals) for the reduction of recovery value of accounts receivable	54.9	36.0	40.2	169.6	213.2
Provisions for legal and administrative contingencies	35.2	33.6	33.4	132.0	134.7
Provisions (reversals) for customer retention program	(35.2)	5.3	-	(18.5)	(52.0)
Provisions for deferred income tax	36.8	141.2	193.0	327.3	348.5

Increase in operating assets
Accounts receivable	(202.3)	(164.0)	(53.8)	(444.3)	(181.5)
Inventory	98.6	11.9	54.5	150.0	358.7
Deferred and recoverable taxes	285.7	(124.1)	(0.8)	107.2	(79.9)
Prepaid Expenses	105.4	218.9	93.6	(16.9)	11.9
Legal Deposits	(9.1)	(11.2)	(32.2)	(209.3)	(200.6)
Other current and non-current assets	(58.2)	(18.6)	(88.9)	(63.0)	93.1

Reduction in operating liabilities:
Labor, payroll charges and pension benefits	72.5	45.8	(13.6)	121.7	(24.1)
Suppliers and accounts payable	(218.2)	(192.1)	(88.2)	(673.6)	(714.3)
Taxes, duties and contributions	(30.4)	349.3	99.8	573.0	322.4
Income tax and social contribution payable	(150.7)	(164.8)	(76.3)	(439.3)	(161.1)
Interest on loans, financing and debentures	(129.8)	(68.6)	(148.4)	(453.3)	(774.9)
Provisions for legal and administrative contingencies (payable)	(8.8)	(20.4)	(33.9)	(78.8)	(131.1)
Other current and non-current liabilities	(10.7)	25.4	60.9	(31.2)	93.3

Cash generated from operating activities	1,459.9	1,372.3	1,139.4	4,461.4	4,041.5

CASH FLOW GENERATED FROM INVESTMENT ACTIVITIES
Additions to property, plant & equipment and intangible assets	(444.5)	(395.3)	(453.6)	(1,569.0)	(2,275.3)
Proceeds from disposal of property, plant & equipment	1.2	2.4	1.6	6.3	4.5
Cash used in investment activities	(443.3)	(392.9)	(452.0)	(1,562.7)	(2,270.8)

CASH FLOW GENERATED FROM INVESTMENT ACTIVITIES
Funding from loans, financing and debentures	72.0	-	940.2	543.9	1,952.5
Repayment of loans, financing and debentures	(351.9)	(289.0)	(906.3)	(1,626.8)	(4,291.4)
Receipts (payments) for forward contracts and swaps, net	(32.5)	(11.7)	(24.3)	(41.8)	51.5
Receipts for stock replacement - share fractions	-	-	0.8	-	4.1
Receipts for capital increase by non controlling shareholders	-	-	-	-	8.8
Proceeds from stock grouping	-	-	(0.1)	(0.4)	(1.6)
Payments of dividends and interest on own capital	(398.0)	(0.2)	(296.5)	(891.4)	(418.9)

Cash used in financing activities	(710.4)	(300.9)	(286.2)	(2,016.5)	(2,695.0)

CASH INCREASE	306.2	678.5	401.2	882.2	(924.3)

CASH
Initial balance	1,834.6	1,156.1	857.4	1,258.6	2,182.9
Final balance	2,140.8	1,834.6	1,258.6	2,140.8	1,258.6
	306.2	678.5	401.2	882.2	(924.3)

CONFERENCE CALL – 4Q10

In English

Date: February 24, 2011 (Thursday)
Time: 04:30 p.m. (Brasília time) and 02:30 p.m. (New York time)
Telephone number: (+1 412) 317-6776
Conference Call Code: Vivo
Webcast: www.vivo.com.br/ir

The conference call audio replay will be available until March 02, 2011 at telephone number +1(412) 317-0088 - code: 447741# or in our website.

VIVO – Investor Relations
Cristiane Barretto Sales Carlos Raimar Schoeninger Luis Carlos Plaster

Av Chucri Zaidan, 860 – Morumbi – SP – 04583-110

Telephone: +55 11 7420-1172 e-mail: ir@vivo.com.br Information available in our website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY
Financial Terms:

CAPEX – Capital Expenditure.
Working capital = Operational Current assets – Operational Current liabilities.
Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
IST = Telecommunications Services Index.
EBITDA Margin = EBITDA / Net Operating Revenue.
Allowance for doubtful accounts  = A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days, includes part of clients under negotiation.
SE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop.
GSM – (Global System for Mobile) – an open digital cellular technology used for transmitting mobile voice and data services. It is a circuit witched system that divides each channel into time-slots.

Operating indicators:

Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (post paid + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outbound minutes + incoming minutes) / monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies + free lease to corporate customers (PJ) + Fistel) / gross additions.
VC – amount owed by the User, per time unit, for the communication.
VC1 – amount owed by the User, per time unit, for a call made to a STFC Access Code in the internal geographic area of the Registration Area of the call originated.
VC2 – amount owed by the User, per time unit, for a domestic long distance call to a location outside the registration area where the user is located but inside his/her primary area code.
VC3 – amount owed by the User, per time unit, for a domestic long distance call to a location outside the registration area where the user is located and outside his/her primary area code.
VU-M – amount payable to a SMP Operator, per time unit, for the use of its network (interconnection fee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 01, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.